Filed by Providian Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Providian Financial
Corporation
Commission File No.: 001-12897

     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Providian may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies in Washington Mutual’s and Providian’s markets; and (8) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

2

     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual and Providian will prepare a registration statement on Form S-4 containing a proxy statement/prospectus for the shareholders of Providian to be filed with the SEC, and each will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The final proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Internet site (http://www.sec.gov). The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”

     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is file with the SEC.

Final Transcript

Conference Call Transcript

WM — Washington Mutual to Acquire Providian Financial

Event Date/Time: Jun. 06. 2005 / 10:30AM ET
Event Duration: N/A

Final Transcript

Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

CORPORATE PARTICIPANTS

Kerry Killinger
Washington Mutual — Chairman, CEO

Joe Saunders
Providian Financial — Chairman, CEO

Steve Rotella
Washington Mutual — President & COO

Tom Casey
Washington Mutual — CFO

Tony Vuoto
Providian Financial — CFO

CONFERENCE CALL PARTICIPANTS

Mike Vinciquerra
Raymond James & Assoc. — Analyst

Bob Napoli
Piper Jaffray — Analyst

Paul Miller
Friedman, Billings, Ramsey — Analyst

Chris Brendler
Legg Mason Wood Walker — Analyst

Matt Vetto
Smith Barney Citigroup — Analyst

Ed Groshans
Fox-Pitt Kelton — Analyst

Bruce Harting
Lehman Brothers — Analyst

Ken Posner
Morgan Stanley Dean Witter — Analyst

Moshe Orenbuch
Credit Suisse First Boston — Analyst

Richard Shane
Jefferies & Co. — Analyst

     PRESENTATION

     Operator

     Good morning, everyone, and welcome to the Washington Mutual and Providian Financial teleconference.

We would like to remind all callers that this call is being recorded for replay purposes. The replay will be available approximately one hour after the call has ended today. The toll-free number to access the replay is 888-286-8010 with an access code of 182-43170. The call is also being webcast live and will be archived on the Company’s Web site.

Now, I will turn the call over to Kerry Killinger, Washington Mutual’s Chairman and CEO, to begin today’s call. Please proceed.

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Well, good morning and welcome, everyone, and we look forward to being able to visit with you this morning about Washington Mutual’s combination with Providian. On the line with me this morning we do have Joe Saunders, the Chairman and CEO of Providian, Tony Vuoto, CFO and Vice Chair of Providian, Steve Rotella, WaMu’s President and Chief Operating Officer, and Tom Casey, Washington Mutual’s CFO.

Before we get started, I do need to read our customary disclaimers, and that the subject matter discussed in the following message will be addressed in a proxy statement or prospectus filed with the SEC. We urge you to read it when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Providian Financial shareholders in connection with the proposed transaction will be set forth in the proxy statement and prospectus when it’s filed with the SEC. Once filed, the registration statement containing the proxy statement, prospectus and other documents will be available free of charge at the SEC’s Web site at www.SEC.gov; it will also be available free of charge on Washington Mutual’s Web site, at www.wamu.com and Providian’s Web site under the tabs “Providian” and “Investor Relations.”

I also to want to remind you that our presentation does contain some forward-looking statements concerning our financial conditions and results and expectations and that there are a number of factors that may cause actual results in the future to be different from our current expectations. These factors include, among other things, changes in general business economic conditions, competitive pressures of the financial services industry or legislative and regulatory changes that may impact our business. For additional factors, please see our press release and other documents filed with the SEC.

Okay, now let’s get on with the focus of the meeting. First, we believe that the combination of Washington Mutual and Providian is a compelling, strategic fit, which combines the strength of Washington Mutual’s distribution, capital and mid-market customer base with Providian’s credit-card lending capability and mid-market customer base.

Let me begin with just a quick overview of the transaction. We will be exchanging 0.45 shares of Washington Mutual stock for each share of Providian. It will be — the consideration mix will be 89% in stock and 11% in cash, and based on Friday’s closing price, that had an implied value of $18.71. The total transaction valued then would be approximately $6.45 billion.

I would also note, as part of the transaction, there is a $225 million breakup fee. There are no caps or collars on the transaction. It will be a tax-free reorganization for the stock portion of the proceeds for Providian shareholders. We will require approvals by the Providian shareholders and regulatory approvals for Washington Mutual and the dominant approval is from the OTS.

We currently expect the transaction to close in the fourth quarter of this year. We have completed all of our due diligence, an important piece that is key is that Providian managers have agreed to be retained in the combined entity, and we will talk a bit about that moving forward.

From a consideration standpoint, we believe that the consideration is fair. It represents a — based on First Call earnings per share estimate for Providian for 2006, it’s a price/earnings ratio of about 10.7. In terms of a price to book value, it’s about 1.93. In terms of a premium to managed receivable and assets, it’s about 17.2%.

Let’s talk for a moment about why we feel it’s a compelling fit for Washington Mutual. First, those of you that have followed Washington Mutual over the years know that our primary focus is on the middle market consumer and small-business market. Our major product lines in the lending side of the equation will be home loans, both prime and subprime; the next would be home equity, which is a rather rapidly growing part for us. We also have small-business lending and multi-family and other commercial real estate-type lending.

For quite some time, we believe that the major hole in our product line was not having a credit card for our customers. As you know, our plan was to build a credit card capability organically, and we’ve had in motion for some time a group working on building our own credit card capability. What Providian provides us is the opportunity to accelerate that in a very meaningful way. We also see the opportunity, as I implied earlier, to pick up a very seasoned and strong management team from Providian. Again, we have the greatest amount of respect for this team and really look forward to having them join our combined company. Providian also provides us the opportunity to diversify our assets and some of the sources of earnings that we have. It also provides recurring fee income and some good risk-adjusted return assets.

From a financial standpoint, we believe this is an attractive transaction, without significant execution risks. As we will be reviewing with you in details in a few moments, the transaction is accretive to earnings per share almost immediately. The transaction provides a high internal rate of return, consistent with our high-teens requirement that we have on transactions. It requires relatively modest cost saves to reach our objectives,

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

and we will be able to achieve immediate enhancements from Washington Mutual’s lower funding costs, which we can bring to Providian, as well as the release of excess capital, which is currently in Providian.

Now, for those of you that are on the call that are Providian shareholders and may not be quite as familiar with Washington Mutual, I will say just a couple of comments around our company. We currently have assets of about $320 billion, and we are focused on retailing of financial services to consumers and small businesses. Our footprint is predominantly in higher-growth markets around the country. We operate three core businesses. One is retail banking, in which we have nearly 2,000 stores and about 3,389 ATMs in these relatively high growth markets.

Our next business is Mortgage Banking, where we are a top-three originator and servicer of home loans in the United States. We have over 340 retail mortgage offices to complement what we do in the wholesale and correspondent businesses.

Our third major business line is what we call the commercial group, and this includes our multi-family lending, where we are the nation’s leading multi-family lender. The second largest part of the business would be our Long Beach Mortgage unit, which is one of the nation’s leading subprime residential mortgage lenders. We also have some other miscellaneous commercial real estate and other commercial lending businesses included in the commercial group.

We have been able to execute our strategies well over a number of years. I would note that the total returns for our shareholders have easily exceeded the S&P 500 over the past 3, 5, 10, 15 and in fact the entire 22 years that we have been a public company. As part of that total shareholder return, we have a history of excellent growth in our cash dividend. We currently provide an annualized dividend rate of $1.88, which at current prices works out to slightly above a 4.5% current return.

Finally, with some very hard work on the productivity and efficiency fronts, we have seen that reflected in good progress for our company. In the first quarter, our earnings were 902 million or $1.01 per share, which was up 38% on a per-share basis when compared to net income from continuing operations from a year ago.

We show a map of our franchise and where the focus of our operations are. Suffice it to say, we are in very high-growth markets of the West, Washington, Oregon, Idaho, in Utah, we come down through California, Arizona, Nevada, Colorado, Texas, Florida, Georgia and then round that out with our operations up in New York and Chicago. So, that’s the primary footprint for our Retail Banking operations. We have a slightly broader number of states as well in our mortgage lending operations.

I think, with that as a quick preamble, what I’d like to do now is turn things over to Joe Saunders, Chairman and CEO of Providian, to give us an update on Providian, and then we will move on from there. Joe?

     Joe Saunders - Providian Financial — Chairman, CEO

     Thanks, Kerry.

For some time now, our marketing efforts have centered on a two-pronged growth strategy. Obviously, being under the WaMu umbrella will provide us with an added dimension. Our direct marketing efforts via the Providian brand are based on a broad product array covering everything from travel rewards to cash rewards to finance charge rebates. One of the primary keys to success in this area has been selectivity. That is targeting individuals that will be receptive to our offers. Then give them innovative support features, which we believe we have, and strong customer care; then you have a recipe for good profitability and strong retention. Marry this with our partnership marketing, co-branding and affinities that take advantage of our partner’s name brand recognition, and the result is broadened product market reach across the credit spectrum.

Looking forward, the added advantage of a retail distribution network will allow us to broaden this reach even further, in turn fueling customer growth. Our focus here will be to fully integrate the branch and ATM network into our card marketing programs, taking advantage of direct customer contact in addition to mail to leverage in the existing small-business and specialty programs WaMu has successfully developed. Based on industry trends and on the management team’s experience in a similar situation at Fleet, the strategic potential of this is rather impressive. While Providian has been successful on its own in major WaMu markets, we will have the opportunity to significantly increase our current market share.

Providian’s focus on the broad middle market has resulted in a portfolio that is well balanced across the credit spectrum. At the same time, we remain keenly focused on the more profitable middle-American segments of the marketplace, where we believe we have a competitive advantage over other card lenders. The end result of our marketing success in 2004 was organic growth in our receivables of 9.5%. This was the strongest

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

organic growth of any of the top ten card issuers. The increasingly positive results came not only from Providian’s branded programs but from contributions from the co-branded and affinity partnerships as well. More recently, we maintained our level of receivables in the seasonally soft first quarter of 2005, while others were experiencing notable attrition. In April, we saw solid growth once again. This puts us in a great position to realize our 2005 Receivables goal of mid to high single digit growth.

Of course, all of the success we’ve had on the marketing front wouldn’t really matter had we not turned around our credit situation. The results of actions we took on the underwriting and Risk Management fronts in late 2001 and throughout 2002 became readily apparent over the past two years. Most recently, in April of this year, our 30-plus day delinquency rate dipped below 5%, less than half of what it had been at the end of 2002. Equally impressive have been our credit results. From a high in 2002 of over 17%, our actions have resulted in more than halving this number as well as with the April rate coming in at 8.94%.

Importantly, the recent progress we’ve seen in these rates is a direct result of the higher quality of receivables we have been putting on our books since the middle of 2002. As I’ve said so many times in the past, maintaining our strict credit discipline will continue to be the cornerstone of everything we do as we continue to grow the business in 2005 and beyond.

With that, I will turn the call back over to Kerry.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thanks, Joe.

Now I’d like to talk just a bit further about the opportunities that we see lie ahead of us for us. First of all, Washington Mutual has 11.7 million households, and we have nominal penetration of credit cards receivables to any of those customers. Next, Washington Mutual has 1,968 retail stores where credit cards can be sold. Next, we’ve 9.2 million debit cards outstanding, in fact the third-largest in the nation, of which we believe there are opportunities to sell to those customers. We have $136 billion of retail deposits and $184 billion of total deposits to fund assets and the growth of the Company moving forward in such categories as credit cards. Next, we have 2.1 million online customers, who could have credit cards sold to them online. We have 46 billion of home equity lines. Most of our home equity loan customers need credit cards for their payments, borrowings and some other borrowings.

Let’s look at Providian for just a moment. They’ve 9.4 million credit cards outstanding. Those customers have not been offered Washington Mutual checking, home equity, mortgage loans or other products. They have a sophisticated direct-mail capability, which we believe can be utilized at Washington Mutual. They also bring us a strong partnership network that can be leveraged, and they bring us a leading Web presence. They also have a terrific rewards program that Joe discussed, that in conjunction with a very, very strong management team. We bring that together, we think the strategic fit is compelling. But as you’re going to hear us say a couple of times, we have not factored any of this into the numbers that we’re going to be showing you today. This is all upside potential.

A quick comment on Joe and his management team — they are absolutely first-rate. We have a slide which reviews the backgrounds of the key people on the team. Suffice it to say, they’ve done a terrific job of turning around Providian over the past few years, and they have created significant value for their shareholders. We also view their team as an excellent cultural fit with Washington Mutual, and they are a team that we appreciate, a team that we want very much and we’re also very appreciative that they were willing to become part of Washington Mutual.

I think I would also note that we view Providian as a transformational combination for us, one which will accelerate the remixing of our balance sheet from our historical reliance on prime single-family residential loans to much more of a balanced balance sheet, which has a mix of home equity, multi-family, non-prime residential, and now credit cards, in addition to our prime single-family residential loans. This is a continuation of an evolution that we’ve been on for quite some time. Many described us as Washington Mutual becoming much more bank-like in its balance sheet. We believe that this remixing is appropriate and it is consistent with our new five-year plan, which we adopted last year. You can anticipate that this remixing will continue into the future.

We show on a slide that the combination with Providian will increase some key ratios. Our net interest margin will increase; our ratio of non-interest income to total revenues will increase. Our efficiency ratio will improve. Our return on assets will increase. So, those are all very positive.

Looking at credit profile, even though our net charge-off ratio will increase, on a pro forma basis, we will still rank at the low end of the top ten bank holding companies at a pro forma level of about 22 basis points.

Final Transcript

Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

What I’d like to do now is shift gears just a bit and talk about how we’re going to go about running Providian and talk about execution and all of the integration issues. To do that, I’d like to ask Steve Rotella to carry us on that.

     Steve Rotella - Washington Mutual — President & COO

     Thank you, Kerry.

Well, another reason this is a compelling strategic fit for us is we absolutely believe this is a very low risk execution transaction and as Kerry said, a terrific cultural fit. I want to emphasize that we see no distraction to our ongoing business initiatives at Washington Mutual, which is very important to us. We have a lot of initiatives going on across the Company. As Kerry mentioned, we are thrilled to have continuity of management from Providian; Joe and his management team are outstanding. All of the top managers have been retained. We have plans in place to retain substantially all employees of the company.

In terms of operating Providian, we’re going to operate them as the fourth major business unit at WaMu. As Kerry mentioned, we have home loans, our innovative retail franchise, and of course our commercial business, and now we will have credit cards reporting up to me. We will include the Providian team on our key governance committees around the organization, and at close, we’re going to merge Providian National Bank into Washington Mutual Bank.

Let me talk for a minute about the integration approach. We view this as compared to other acquisitions the Company has done in the past and others I’ve been involved in in the past as having a low degree of difficulty. We have already developed preliminary work plans during our comprehensive due diligence in which we had folks from both sides involved for an extensive due diligence timeframe. The merger sponsors are going to be yours truly and Joe. We see no change in the operation of Providian’s core credit card competencies. Again, as Kerry mentioned, one of the things we are doing here is we are acquiring a platform, in addition to receivables, and a top-tier platform, and we intend to continue to operate that business and leverage the core competencies.

We will be setting up a merger integration office with WaMu and Providian leaders from all of the functions and all key activities of our two organizations. We are going to put that on a rapid path and use a very detailed project management methodology internally to make sure that we manage the operation, technology and of course make sure that we particularly gain all of the revenue synergies and other upside that Kerry mentioned before.

One of the key things we will be doing is connecting up, as you would expect, financial reporting and treasury activities as Tom Casey will mention in a minute. There’s a lot of opportunity around funding and treasury and our risk-management functions. We will leverage, of course, Washington Mutual support and governance structures around the business, both for efficiency and control sake.

Let me take just a minute and talk about the development of what we think is really going to fuel the growth of this business — the point-of-sale and cross-sale linkages to our retail banking and home loans operations. What you may not know is that we’ve had a team working for some time on bringing a credit card operation up at Washington Mutual targeted for the first quarter of next year. In fact, we were planning to operate that business on a system called TSYS2, which is the same system that Providian uses. The reason I bring that up is we have been working on all of the linkages and interfaces we need to provide credit cards at the point-of-sale in our banking organization, in a very innovative way, and also linking us into our home loans business. So we have a fair amount of work that’s been going on; we intend to reuse that. We have people in our organization who are experienced in credit cards, who have been working on that. We intend to redeploy them, and we think that will put us on a fast-track to get where we need to get to, which is to take advantage of these great strategic opportunities between the two organizations.

I will turn it back to Tom Casey.

     Tom Casey - Washington Mutual — CFO

     Thanks, Steve.

There are a number of financial synergies that we think we can generate as a result of this combination of the two companies. As a monoline, Providian has been challenged with some of the liquidity requirements and has been required to keep about $4.8 billion of securities, which is very, very low-yielding assets. In fact, that’s been negative compared to when you look at their borrowing cost. We believe, with our diversified balance sheet and funding capability, we will be able to redeploy that capital at significantly higher yields.

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

The second funding advantage continues to be the diversification that we bring, as well as a higher credit rating from the combined companies, and we think that will result in immediate reduction in Providian’s borrowing costs and really start to improve the securitization execution and also gives them better access to certain prime customer space at a lower cost of borrowings.

Finally, the capital levels that they’ve been having to maintain are significantly above the industry benchmarks. With Washington Mutual, we believe we can release that excess capital at closing. So, we expect the cash amount of the transaction, about $700 million, to be released at closing.

Some of the key assumptions that we see is that we’re using First Call mean estimates for Providian as well as Washington Mutual in this analysis. We do not see significant savings coming through in the expense area. We are only projecting $60 million, which represents about 8% of Providian’s non-marketing related cost base. We expect them to be phased in about 65% in ‘06 and 100% thereafter. Some of the funding strategies that I mentioned to you before will represent about $48 million of additional upside, as we reposition the wholesale funding for Providian’s liabilities and eliminate the liquidity pool that they have to maintain.

As part of this transaction, we will be increasing our capital at Washington Mutual to a minimum of 5.5% tangible equity to reflect an appropriate level of capital for the combined entities.

As Kerry mentioned, one of the key assumptions that is not included in this is the upside from the Washington Mutual distribution, so the numbers you are seeing here do not reflect any kind of initial sales or asset growth from the Washington Mutual customer base.

We do expect some transaction and other integration-related charges of about $200 million will be included in goodwill. You can see that some of the other intangibles that will be created as a result of the transaction, a purchase credit card relationship with intangible of $550 million will be amortized over about ten years, and then will have some partnership intangibles as well. But total goodwill will be $3.1 billion for the combined entity.

For the pro forma earnings, looking — again looking at First Call, WaMu’s stand-alone First Call estimates are $3.95 for 2006 and 1.75 for Providian. You can see the numbers here, $3.5 billion. You can see that the balance sheet synergies, the cost saves and a reduction from the amortizations of the intangibles — so Providian will be a significant earnings driver for Washington Mutual and will represent approximately 14% — 14% of the combined entity, so you can see the significant diversification.

I would like to emphasize that the IRR on this transaction is in the high teens and again gives us great diversification as we go forward.

On the accretion and EPS impact going forward in 2006, again First Call estimates $3.95. The pro forma GAAP EPS is $0.04 accretive. This reflects the minimal cost take-outs I mentioned, the financial center synergies we discussed, both funding and capital, and it does not include any financial synergies with Washington Mutual customers, so we see this as all upside.

On a cash basis, when you take into account the amortization of PCCR and some other amortizations that I put in the appendix, we see $0.10 on a cash basis or 2.4%.

Kerry, I’d like to just pass it over to you and wrap it up.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Well, thanks very much, Tom.

Just a couple of last thoughts — one is, as you know, we adopted a new five-year strategic plan last year and we laid out our financial targets, which included a target of return on common equity in the high teens over the period and earnings per share growth over the cycle in double digits, getting our efficiency ratio down below 50%, trending towards 45% at the end of the period, and keeping our non-performing assets to total assets at less than 1%. Those targets are still appropriate, and we stand by those with the inclusion of the Providian acquisition.

As Tom mentioned, we are revising our long-term targets with a ratio of tangible equity to total tangible asset ratio and have increased it from 5% to 5.5%, and we believe that’s appropriate.

Final Transcript

Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

So let me just conclude with circling back to what we highlighted at the beginning. We view this as a very favorable and transformational kind of opportunity for Washington Mutual. It strengthens our position in the broad middle market consumers and small businesses. It accelerates our opportunity to offer credit cards to the Washington Mutual customers; it brings us a strong cards platform and a management team for future growth, diversifies our assets further and our earnings stream, adds recurring income with risk-adjusted assets. We believe it is a low execution risk. Finally, it is financially attractive and based on conservative assumptions, as Tom said, of modest cost saves, benefits from funding improvements and releasing of their excess capital. On top of that, we have significant upside, in our opinion, which is not included in those numbers, from the revenues from our credit card sales to Washington Mutual customers and Washington Mutual products to Providian customers.

Let me finally close with one comment, that we have always been disciplined in our acquisitions and have said many times that all acquisitions need to fit four criteria. First, they have to fit our strategy; next, they have to be able to be operationally integrated in a timely manner; third, they cannot produce significant credit or capital risk; and finally, they have to provide a high-teens internal rate of return at be accretive within twelve months. Now, frankly, no acquisition that we’ve looked at over the past four years since we did the Dime deal, met all of these criteria. However, Providian is unique. It met all of the criteria that we have, and I believe it’s going to be a terrific addition to our company and that both Washington Mutual and the Providian shareholders will benefit as we execute that plan.

What we would like to do now is to open it up for questions and answers. I will turn it back to the operator to get that ready.

     QUESTION AND ANSWER

     Operator

     Thank you, sir. Ladies and gentlemen, we will now begin the Q&A portion of today’s call. (OPERATOR INSTRUCTIONS). Mike Vinciquerra with Raymond James.

     Mike Vinciquerra - Raymond James & Assoc. — Analyst

     Good morning, gentlemen. I actually had a question for Joe. Joe, I was just curious. When you looked to potential partners, you guys have of course long been rumored as a potential partner for others, but how much impact did the fact that your entire management team was going to be retained and you are working with a company with very little exposure in this space, how much impact did that have on your decision to join up with, say, Washington Mutual versus maybe some of your other opportunities out there?

     Joe Saunders - Providian Financial — Chairman, CEO

     Well, it certainly was a factor but it was one of many factors. As we look at this transaction, we think it is a very attractive deal, both from a price/earnings price/book and the premiums of the receivable. We’ve done our homework over the last couple of years. I don’t see anything out there that is anything close to as good a strategic fit as this is, so we’re very excited about the transaction.

     Operator

     Bob Napoli with Piper Jaffray.

     Bob Napoli - Piper Jaffray — Analyst

     Kerry, I was wondering if you can maybe tell us a little bit what your thoughts are on your expected kind of growth of the portfolio and the returns, the return on managed loans. Providian is generating a very high return today. It’s at 3% ROMA. Is that return sustainable? Within lines of the growth — and I’m sorry to extend it — is Citigroup is currently been doing a joint venture for you? What size is that portfolio, and over what timeframe can you get that back?

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

Kerry Killinger - Washington Mutual — Chairman, CEO

     On the latter part of the question first, the relationship with Citigroup has been terminated and the portfolio basically is all retained by them. It was a relatively small portfolio, so it’s just in the few hundreds of millions of dollars as I recall. So again, as we mentioned earlier, we were definitely in the process of wanting to ramp up our own opportunity.

I think, in terms of the question about ongoing growth, I would ask Joe and Tony to make a comment around their core business. What I would see for the real upside will be the rolling out of the products and opportunities through the Washington Mutual customer base, so I think, in any event, we will have excellent growth coming from that source, but I would clearly look to Joe and Tony to talk about how they view the organic growth of their current business.

Joe Saunders - Providian Financial — Chairman, CEO

     Well, thanks. We have guidance in the mid to high single digits as a stand-alone company. We think adding the Washington Mutual brand, even beyond their direct cardholder base, will accelerate that growth, so we’re looking at revising those numbers upward. We’ve talked with Washington Mutual about it and I’m sure we will give you more guidance on that as time goes on, but the combination of our use of their brand, our access to their funding, and their customer base gives us a significant substantial upside opportunity.

Bob Napoli - Piper Jaffray — Analyst

     Do you think that 3% ROMA is sustainable? Is that the target?

Joe Saunders - Providian Financial — Chairman, CEO

     We don’t think that there’s anything that is happening here that should mitigate that at all.

Operator

     Paul Miller with Friedman, Billings, Ramsey.

Paul Miller - Friedman, Billings, Ramsey — Analyst

     Can you just go into a little bit about how the structure of the Company is going to be going forward? In other words, will Providian be a separate company underneath the WaMu umbrella, or will there be some consolidation of some back office or consolidation on the cross sales? Then lastly, what is the exact share count that you guys are going to issue for WaMu, the exact share count that we can put in our models?

Kerry Killinger - Washington Mutual — Chairman, CEO

     First, let me answer from the structural standpoint. We would anticipate that Providian will be purchased by our bank, by Washington Mutual Bank, so it will become a part of the Bank and operate as a subsidiary. That makes the primary regulator for the entity the OTS, who oversees the bank — our bank at this point.

I think, in terms of how we operate, Steve went into that. We expect to operate it as a separate unit, a new business line for us. He will naturally have the appropriate touch points of — around credit and finance and a variety of other things that you need to bring together. But we are very much counting on the expertise of this team to run our overall credit card operations. Any other comments you’d like to make, Steve?

Steve Rotella - Washington Mutual — COO

     No, I think, Kerry, you are right on. We respect the core competencies and as I said earlier, what we’re acquiring here, in addition to receivables and more importantly than receivables, is intellectual capital, management, technology, process, all the things that you want to when you get into

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

a business. So we intend to run those and respect those core competencies and at the same time hook the business into Washington Mutual where it’s appropriate to leverage our capabilities and efficiencies. So again, it’s a very strategic and compelling fit between the two companies as it relates to that.

Tom Casey - Washington Mutual — CFO

     Paul, just on the share count, on page 21 at the bottom, you can see the share count assumptions. It’s about 133 million shares increase on a pro forma basis.

Paul Miller - Friedman, Billings, Ramsey — Analyst

     As a follow-on, we shouldn’t expect a lot of cost savings in the transaction, so more accretive on the earnings side with fundings costs and cross-sell?

Kerry Killinger - Washington Mutual — Chairman, CEO

     That’s correct.

Operator

     Chris Brendler with Legg Mason.

Chris Brendler - Legg Mason Wood Walker — Analyst

     Thanks for taking my question. This question is for Joe in particular. First, congratulations, Joe. You’ve run a success story here and it’s great to see you continuing on. Just help me. If I can try to figure out the right way to ask this question, but it seems like there’s a lot of unlocked value in this transaction. Obviously, with capital being divided up from Providian National Bank are liquidity benefits on the funding benefits and even the cross-selling benefits. Help me think about the valuation. At sometimes on a conservative estimate even without those benefits, we’re talking about ten times ‘06 estimates. I know the premium receivables fit within the range that people like to think about. If you could help me think about the valuation at all, I would appreciate it.

Joe Saunders - Providian Financial — Chairman, CEO

     Thanks, Chris, I’m going to let Tony answer the question.

Tony Vuoto - Providian Financial — CFO

     Yes, I think, if you have to look at it, is a — as I think the WaMu guys were saying, there are no revenue synergies assumed at this point, and if you add that distribution channel to the existing channel we have, then as Joe said, I think you’re looking at receivables growth at the high end of our guidance at this point. So we feel there is upside in growing the size of the business and leveraging the infrastructure. Basically, we’ve said we had some excess capacity in our infrastructure to begin with; it will help absorb that, so you will get some additional accounts through here on the margins. So, I would look at — we are already trading at a little higher multiple than our peers right now, so I would say you could at least maintain that.

Chris Brendler - Legg Mason Wood Walker — Analyst

     Like ten times for a company that’s growing and generating a 20% ROE under the kind of returns you could be generating if that capital was released, it seems like WaMu is getting a fantastic deal.

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

Tony Vuoto - Providian Financial — CFO

     Well, they are getting a good deal, but I think it’s a fair deal on both sides, because we’re getting the opportunity to unleash that capital, which we wouldn’t have had as a stand-alone right now, in terms of operating in the environment we are in. We are still noninvestment grade, so we still have the issue of competing with most of the players in this base. If you look at the top 10 issuers, they are all investment-grade. So obviously, that does put some bounds on our ability to take advantage of our core competencies. I think this unblocks it. So I think it’s tough to say as a stand-alone what we would be doing in terms of growth because of that cap we have competing noninvestment grade versus some of these bigger players. We are just leveling the playing field at this point.

Joe Saunders - Providian Financial — Chairman, CEO

     Yes, I think there is value in this transaction to our shareholders as well as WaMu’s.

Chris Brendler - Legg Mason Wood Walker — Analyst

     Great, fair enough. Congratulations again.

Operator

     Matt Vetto with Smith Barney.

Matt Vetto - Smith Barney Citigroup — Analyst

     I just was curious if you had any contemplated or any anticipated change in the sort of credit spectrum of customers you think you go after. You know, using the Washington Mutual distribution network, will that free up any other part of the credit spectrum? Do you plan to push the portfolio in a particular direction? Then would you anticipate that any of the existing partnership marketing programs will have to be changed at all?

Joe Saunders - Providian Financial — Chairman, CEO

     Well, to answer the first question, I think that being associated with WaMu, both from a branding point of view and a balance sheet point of view, will give us the opportunity to market up a little bit more than we have in the past. That won’t mitigate our current efforts or it won’t stop anything that we are doing now, because we’re very comfortable in the space we are in and it’s very compatible with Washington Mutual. From a partnership point of view, there’s nothing about this transaction that should change anything we’re doing from a partnership point of view.

Matt Vetto - Smith Barney Citigroup — Analyst

     Great. Maybe one last little thing — if you had a chance — you’ve mentioned not having the cross-sells sort of modeled in, but do you have any feel for either statistically or anecdotally how much overlap there is in the footprint of the two customer bases at this point?

Joe Saunders - Providian Financial — Chairman, CEO

     Well, they are in most of the major markets and we obviously are, too, but I think, as I said in my comments, while we’ve done well in those markets, there’s a lot of room for us to do a lot better once we are part of their company.

Kerry Killinger - Washington Mutual — Chairman, CEO

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

     We haven’t quantified it, but we view that as a significant upside opportunity. The penetration again of cards into our customer base by us approaches 0, and we know that there is a certain affinity that our customers are going to want to have to have a card that is associated with Washington Mutual, and by having Providian provide that, I think there’s going to be significant upside there.

Operator

     Ed Groshans of Fox-Pitt Kelton.

Ed Groshans - Fox-Pitt Kelton — Analyst

     I did kind of want to follow up on the valuation aspect a little bit and more from a different standpoint. You know, there’s talk about the capital being freed up; there’s talk about liquidity being freed up. There’s also I guess not being addressed is Providian is one of the top ten largest credit card companies in the U.S. It has an established platform and it has an established product. It does seem that there should have been some — I guess — I don’t know. How did you view the scarcity premium relative to the portfolio? I guess I’m going to put that question to Tom Casey.

Tom Casey - Washington Mutual — CFO

     Well, as Tony said, I think that we’ve done quite a bit of work and done quite a bit of analysis on their financial situation and ours, and we believe it’s fair for both shareholders. We think the premium that is paid on managed assets is very good; it’s 17.2%, as Kerry mentioned. The fact is, as Tony mentioned, the excess capital as well as the liquidity requirements the company is under can’t be released on a monoline basis. So, the combination of the two balance sheets allows us to recapitalize the company, to diversify its funding base and improve their cost of capital for their core business. It allows them to go into different markets on a pricing basis as well as expand into the Washington Mutual customer base. So, but there are a lot of synergies there and as Kerry mentioned, we’re not paying up for the synergies that we’re bringing to the company other than the financial ones I just mentioned.

Ed Groshans - Fox-Pitt Kelton — Analyst

     If I may, for Joe, just I guess — you mentioned that — or Tony mentioned that you might be lifting the receivables growth to the high end of the range. But if you can get — if the growth prospects aren’t improving so much, what are the other aspects that you are looking at with the deal to help Providian going forward?

Joe Saunders - Providian Financial — Chairman, CEO

     Well, I think we’ve talked about it. I think we are strategically in a much better position, that we have so that we have substantially expanded the product reach and the number of people that we can go to. We’ve improved our balance sheet; we’ve relieved a lot of pressure. We’ve taken uncertainty out of our future as it relates to our dependence on the financial markets. We’re moving into — strategically, we’re moving into a new era, and it’s a better era than the one that we’ve been in. We’ve come a long way in three years, but in order to unleash the full potential of this business, I think we have to take a step of this nature. I think it’s terrific for the Company, and I think it’s terrific for our shareholders.

Operator

     Bruce Harting with Lehman Brothers.

Bruce Harting - Lehman Brothers — Analyst

     Joe and Tony, it seems that if you could comment on the asset liability management opportunities as well? It strikes me that you’ve had a little bit longer duration funding on the liability side than some in the business. I wonder what your strategy will be with that and whether you see any opportunity, Tony, to retain the Gateway master trust as is or if this will immediately give opportunities in pricing when you go back to the asset-backed securities market or if that takes effect tomorrow or only after the closing in the fourth quarter.

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

There was also — we tied in pretty close to your — we’ve got about a mid-17% premium, but there was a fair number of calls that we had this morning in terms of people getting other numbers. If you — maybe you could just qualify how you tie into — I think you said 17.2%. We’ve got a slightly higher number, but any adjustments you make to the simple receivable minus book value calculation to get there.

Then just finally for Kerry and Joe — sorry — it does sound like you certainly will make this a national business, as it already is at Providian, not just selling through your footprint; you will be increasing direct-mail. I would assume you’ll be increasing marketing budget? Thanks very much

Tony Vuoto - Providian Financial — CFO

     To look at the funding, I think, on a go-forward basis, obviously, if you look at the way WaMu funds, they use a transfer pricing mechanism for their business units. We would expect to participate in that going forward, so I would defer a little bit to Tom in terms of go-forward, but I would certainly expect you to shorten up the liability durations, relative to where we are, because you have a much broader and diversified access to liquidity going forward.

As far as the master trust, we intend to continue with our efforts in developing a new trust for Providian’s credit card receivables. We can’t take any advantage of that on the WaMu side; they are all on the mortgage business. So we continue to look to securitized assets on our end and we will work towards that.

As far as the premium, per se, I think I will defer to Tom. We had a premium up in the range we’re showing. I’m not sure quite what the difference is with yours because I’m not sure how you did the calculation.

Tom Casey - Washington Mutual — CFO

     Tony, the difference is just how we did it off of the outstanding shares if you put in all the dilution from the converts. That’s the difference. I think some people are calculating it up 20% and that is just a — on a fully diluted basis so, that’s the two numbers that people are having confusion on, on the premium.

Tony Vuoto - Providian Financial — CFO

     Thanks, Tom. Then I will leave the rest of the question to Joe and Kerry.

Joe Saunders - Providian Financial — Chairman, CEO

     I mean, from our point of view, as I mentioned earlier, obviously being a part of this organization will give us the opportunity to expand our traditional marketing as well as marketing to their customer base, so I would say that you are accurate in your assessment that we will do more than we have been doing.

Kerry Killinger - Washington Mutual — Chairman, CEO

     I would certainly echo that. We have — as a company, combined company, we’re going to have significant capital generation, balance sheet capability to grow in a prudent way, and we will be looking to Joe and his team to give us the plans for the appropriate level of return on investment. But capital will be something that we will have certainly a lot of availability, and we will just be out making smart business decisions on how much marketing to put there. So, I certainly hope that we can justify and end up doing with an expansion in the marketing activities.

Bruce Harting - Lehman Brothers — Analyst

     Thank you. You probably said but I missed, there will be a name branding change here from Providian to Washington Mutual on the cards within some period of time?

Kerry Killinger - Washington Mutual — Chairman, CEO

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

     This is Kerry. I think it’s fair to say — well, let me back up. We are very early in that planning process. But I think it’s fair to say that the conclusion we will reach is that the Washington Mutual brand should be used for developing and marketing products to the Washington Mutual customers. I think that what brand we want to use beyond that is something that we will take a careful look at over time. Again, with our company, we’ve been successful in having common brands in some areas and some parts of our company, like Long Beach Mortgage, we’ve done very, very well in that segment with a different brand. So we will take a very thoughtful approach on this of what we want to do outside of the Washington Mutual customer base.

Operator

     Ken Posner with Morgan Stanley.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Good morning. Kerry, I wanted to ask a question and maybe if I could sneak in a follow-up after this. Can you talk a little bit about the transaction, whether it was negotiated between WaMu and Providian only or whether there were other bidders?

Kerry Killinger - Washington Mutual — Chairman, CEO

     Well, certainly, from Washington Mutual’s perspective, and I’ll just give a little bit of history on this in recent times — we, of course, have monitored the progress at Providian for quite some time and Joe and I’ve known each other through industry activities for some period of time. Earlier this spring, Joe and I were at a common meeting in our industry and we had a brief conversation about would it be appropriate to consider looking at the potential combination of the companies this spring in a very general way. That led to an ongoing series of meetings and discussions that we’ve had throughout the last couple of months or so and obviously culminating in where we are today.

I think it’s inappropriate for me to comment if there were other parties or what Joe was doing from Providian’s perspective, but for Washington Mutual, I view this very much as a negotiated transaction in which we took plenty of time to think through all the business strategies and how we could bring these companies together in a very thoughtful way, as opposed to a very quick auction or other kind of process.

Joe Saunders - Providian Financial — Chairman, CEO

     I would just reiterate that we’ve done our homework and this is a terrific transaction.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Okay. Then if I could follow-up, Joe, does Providian have any agent bank relationships right now and/or what is the status of your efforts to develop such relationships?

     Joe Saunders - Providian Financial — Chairman, CEO

     We don’t have any agent bank relationships at this point in time. We have not — we haven’t been very aggressive in that regard at all.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Then if I could ask one last question to Tom? Tom you talked about the excess capital. In the appendix, the pro forma capital ratio goes to 5.5, 6%, equity to assets. That sounds like it’s in line with the new guidance. How do I figure the excess capital from that ratio, or is that the wrong way to look at it?

Tom Casey - Washington Mutual — CFO

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

     The excess capital that’s being released at closing is the cash component in the transaction. As we mentioned, it’s 89% stock and 11% cash. That 11% cash approximates to about $710 million, so when you look at the pro forma, that capital has already been released. We expect to run the organization at a tangible equity ratio and that 550 is the minimum that we’re signing up for. That’s why pro forma it doesn’t reflect the capital there we are releasing.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Okay, very good. So would it be another way to say that you had $710 million in excess cash beyond what you need to hit your targeted ratios?

Tom Casey - Washington Mutual — CFO

     Correct.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Okay, very good. Tom, one last question — Providian is bringing in I guess $17 billion in managed assets. Would Washington Mutual need to hold any liquidity against those incremental assets?

Tom Casey - Washington Mutual — CFO

     No, the capital position, the liquidity that the company has is more than sufficient to cover its own liquidity as well as the combined entity. We will continue to look and evaluate the appropriate levels of liquidity we need for all of our businesses, but we do not see any change in the core liquidity of Washington Mutual. We have plenty of liquidity to handle this combination.

Ken Posner - Morgan Stanley Dean Witter — Analyst

     Thank you very much.

Operator

     Sir, our next question is from Moshe Orenbuch with Credit Suisse First Boston.

Moshe Orenbuch - Credit Suisse First Boston — Analyst

     Just to follow-up on the capital question, I guess I’m just a little confused as to how you can — you’re releasing 700 million of capital when there’s $3.5 billion of intangibles generated and I guess about $1.5 billion of extra capital to get from where you are to where you’re going to be going under your new kind of capital 5.5% framework. How does that release capital from the transaction?

Tom Casey - Washington Mutual — CFO

     Well, as we said, we’re going to be issuing 89% in the form of stock, so stock outstanding is going to be going up rather significantly. That will generate additional tangible equity for the organization.

We’ve worked quite diligently to value what the appropriate level of capital would be in a combined entity, but the math basically is additional equity going out in the form of common stock, part of the purchase price being in the form of cash and the combined pro forma is resulting in about 5.50, 5.56 of tangible equity. So, if you’ve more specific questions, we can take it off-line.

Operator

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Jun. 06. 2005 / 10:30AM, WM - Washington Mutual to Acquire Providian Financial

     Richard Shane with Jefferies & Company.

Richard Shane - Jefferies & Co. — Analyst

     Congratulations, Joe. Most of my questions have been answered, but I’m wondering sort of from a geographic standpoint what the outlook is. Are you going to continue to maintain a big presence in San Francisco, in terms of employees, or what’s going to happen in that front?

Joe Saunders - Providian Financial — Chairman, CEO

     At this time, we’re planning on maintaining all of our facilities. There’s no anticipation that we’re going to be changing.

Operator

     (OPERATOR INSTRUCTIONS).

Kerry Killinger - Washington Mutual — Chairman, CEO

     Okay? I think we are probably about at the end for the questions then. Again, I really appreciate everyone taking the time for joining us this morning. I think this combination is terrific in all respects. I thank Joe and Tony for joining us and all of the management team at Providian. Now, we are going to get on and execute and deliver on everything we said we are going to do. That’s our primary job now. So thank you all for joining us, and have a good day.

Operator

     Ladies and gentlemen, we thank you for your participation in today’s conference. This concludes your presentation, and you may now disconnect.

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